                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                            -------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                   -------------------------------------------

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                  A TRUSTEE PURSUANT TO SECTION 305(b)(2) [ X ]

                   -------------------------------------------

                J. P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                                                                      95-4655078
(State of incorporation                                         (I.R.S. employer
if not a national bank)                                      identification No.)

1999 AVENUE OF THE STARS-FLOOR 26
LOS ANGELES, CALIFORNIA                                                    90067
(Address of principal executive offices)                              (Zip Code)

                               William H. McDavid
                                 General Counsel
                                 270 Park Avenue
                            New York, New York 10017
                               Tel: (212) 270-2611
            (Name, address and telephone number of agent for service)

                  --------------------------------------------

                      LIBERTY PROPERTY LIMITED PARTNERSHIP
               (Exact name of obligor as specified in its charter)

         PENNSYLVANIA                                            23-2766549
(State or other jurisdiction of                               (I.R.S. employer
incorporation or organization)                               identification No.)

500 CHESTERFIELD PARKWAY
MALVERN, PENNSYLVANIA                                             19355
(Address of principal executive offices)                        (Zip Code)


                                 DEBT SECURITIES
                       (Title of the indenture securities)

         -------------------------------------------------------------

ITEM 1.     GENERAL INFORMATION.

            Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

            Comptroller of the Currency, Washington, D.C.
            Board of Governors of the Federal Reserve System, Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.

            Yes.

ITEM 2.     AFFILIATIONS WITH OBLIGOR.

      If the Obligor is an affiliate of the trustee, describe each such affiliation.

      None.

ITEM 16.    LIST OF EXHIBITS.

      List below all exhibits filed as part of this statement of eligibility.

      Exhibit 1.  Articles of Association of the Trustee as Now in Effect (see
                  Exhibit 1 to Form T-1 filed in connection with Form 8-K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

      Exhibit 2. Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

      Exhibit 3. Authorization of the Trustee to Exercise Corporate Trust Powers (contained in Exhibit 2).

      Exhibit 4. Existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Form 8-K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

      Exhibit 5.  Not Applicable

      Exhibit 6. The consent of the Trustee required by Section 321 (b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

      Exhibit 7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

      Exhibit 8.  Not Applicable

      Exhibit 9.  Not Applicable


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
                                    SIGNATURE

            Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, J. P. Morgan Trust Company, National Association, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 11th day of February, 2005.

                               J. P. Morgan Trust Company, National Association


                               By /s/ Mietka T. Collins
                                  ---------------------------------------------
                                  Mietka T. Collins
                                  Assistant Vice President


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
EXHIBIT 7.  Report of Condition of the Trustee.
================================================================================


                J. P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION
                             STATEMENT OF CONDITION

                               SEPTEMBER 30, 2004

                                               ($000)
ASSETS
   Cash and Due From Banks                    $ 28,672
   Securities                                  145,134
   Loans and Leases                            110,847
   Premises and Fixed Assets                    11,202
   Intangible Assets                           384,284
   Goodwill                                    201,011
   Other Assets                                 45,941
                                              --------
     Total Assets                             $927,091
                                              ========

LIABILITIES
   Deposits                                   $ 94,426
   Other Liabilities                            55,575
                                              --------
     Total Liabilities                         150,001

EQUITY CAPITAL
   Common Stock                                    600
   Surplus                                     701,587
   Retained Earnings                            74,903
                                              --------
     Total Equity Capital                      777,090
                                              --------

     Total Liabilities and Equity Capital     $927,091
                                              ========


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